Exhibit 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2014	2013	2012
Pretax income before adjustment for income from unconsolidated subsidiaries	$141,549	$114,879	$46,392
Add:
Fixed charges	18,641	16,930	29,313
Dividends received	—	326	2,021
Adjusted pretax income	$160,190	$132,135	$77,726
Fixed charges:
Interest expense	$12,330	$10,139	$19,653
Estimate of interest within rental expense	6,311	6,791	9,660
Total fixed charges	$18,641	$16,930	$29,313
Ratio of earnings to fixed charges	8.6	7.8	2.7